EXHIBIT 99.1

DeFi Technologies Announces the Pricing of an Oversubscribed US$100 Million Registered Direct Offering

TORONTO, Sept. 25, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi") is pleased to announce that it has entered into a securities purchase agreement with several well-known institutional investors, led by Galaxy Digital (Nasdaq: GLXY). Pursuant to the agreement, such investors have agreed to purchase an aggregate of 45,662,101 shares of common stock and warrants to purchase up to an additional 34,246,577 shares of common stock, at a combined purchase price of US$2.19 per share and three-quarters of one warrant.

The warrants will have an exercise price of US$2.63 per share, representing a 120% premium to the offering price, will be exercisable immediately upon issuance and will expire 3 years from the date of issuance, subject to an acceleration feature based upon share price appreciation and other factors.

The offering is expected to close on September 26, 2025, subject to customary closing conditions, including receipt of all necessary regulatory approvals, including the approval of the Cboe Canada Exchange and notification to the Nasdaq Capital Market Exchange.

Joseph Gunnar & Co., LLC is serving as the exclusive placement agent in connection with the offering.

The gross proceeds to the Company will be US$100,000,000 before deducting the placement agent fees and other estimated offering expenses. The Company intends to use the net proceeds of the offering for general corporate purposes, including funding working capital.

The offering is being made under the Company's short form base shelf prospectus dated September 4, 2025 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the "Registration Statement") (File No. 333-290048) filed by the Company with the U.S. Securities and Exchange Commission ("SEC") under the U.S./Canada Multijurisdictional Disclosure System ("MJDS").

The offering is being made only by means of a prospectus supplement (the "Supplement") to the Base Shelf Prospectus filed with the applicable securities regulatory authorities in Canada and with the SEC as part of the Company's Registration Statement under the MJDS. Copies of the Supplement and the Base Shelf Prospectus will be available on SEDAR+ at www.sedarplus.ca and copies of the Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Alternatively, copies may be obtained from: Joseph Gunnar & Co., LLC, Attn: Syndicate Department, 40 Wall Street, Suite 3004, New York, NY 10005, or by calling (212) 440-9600.

No securities regulatory authority has either approved or disapproved the contents of this press release nor has any such authority passed upon the accuracy or adequacy of the Registration Statement or the Supplement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information includes, but is not limited to the completion of the offering and use of proceeds of the offering. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the approval of the offering by applicable regulatory authorities, the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: DeFi Investor Relations: ir@defi.tech

CO: DeFi Technologies Inc.

CNW 09:21e 25-SEP-25